SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CKX Lands, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

12562N104
(CUSIP Number)

Michael B. White Ottley Properties, LLC 337 Metairie Road, Suite 202 Metairie, Louisiana 70005 (504) 833-7900
(Name, address and telephone number of person authorized to receive notices and communications)

August 28, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☑

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 12562N104	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Ottley Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF	7	SOLE VOTING POWER 282,979
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 282,979
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON OO

*	Based on 1,942,495 total shares outstanding as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2013.

CUSIP No. 12562N104	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Michael B. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 282,979
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 282,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,979*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%**
14	TYPE OF REPORTING PERSON IN

*	Michael B. White, as the sole manager of Ottley Properties, LLC, may be deemed to share voting and investment power over the shares held by Ottley Properties, LLC.
**	Based on 1,942,495 total shares outstanding as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2013.

CUSIP No. 12562N104	SCHEDULE 13D	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value per share (the “Common Stock”) of CKX Lands, Inc., a Louisiana corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1508 Hodges Street, Lake Charles, Louisiana  70601.

Item 2.	Identity and Background.

(a)           This statement is filed by Ottley Properties, LLC (“Ottley”) and Michael B. White (together with Ottley, the “Reporting Persons”).

(b)           The business address of each of the Reporting Persons is 337 Metairie Road, Suite 202, Metairie, Louisiana  70005.

(c)           Ottley is a limited liability company organized under the laws of Delaware, of which Michael B. White is the sole manager.  Michael B. White is a private investor and a member of the Issuer’s board of directors.  The business address for each of the Reporting Persons is 337 Metairie Road, Suite 202, Metairie, Louisiana  70005.

(d)           Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)           During the past five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in (1) his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (2) a finding of any violation with respect to such laws.

(f)           Ottley is limited liability company organized under the laws of the state of Delaware and Michael B. White is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

Ottley acquired all reported shares on the open market for investment purposes using working capital on hand, and did not borrow any funds in connection with the purchases.

CUSIP No. 12562N104	SCHEDULE 13D	Page 5 of 6 Pages

Item 4.	Purpose of the Transaction.

The Reporting Persons intend to monitor their ownership interest in the Issuer on an ongoing basis and to take such measures as they deem appropriate from time to time in furtherance of such interest.  The Reporting Persons may, from time to time, acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then owned by them, discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders, or others or take such other actions as they may deem appropriate.  Notwithstanding the foregoing, except as described in this Item 4, neither of the Reporting Persons have any present plan or proposes that would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D as currently promulgated by the Securities and Exchange Commission.

The Reporting Persons acquired the reported shares of Common Stock for investment purposes.  As of the date of this filing, the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.  The Reporting Persons do, however, reserve the right to adopt such plans or proposals in the future subject to compliance with applicable regulatory requirements.  In addition, Michael B. White is a member of the Issuer’s board of directors.  In the course of performing his duties for the Issuer, Mr. White may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer’s management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this filing, the Reporting Persons are the beneficial owner of 282,979 shares, representing 14.6% of the aggregate Common Stock outstanding.

(b)           Ottley is the direct owner of all 282,979 shares reported, with sole power to vote and dispose of all reported shares.  However, Michael T. White, as the sole manager of Ottley, may be deemed to share voting and dispositive power over the 282,979 shares owned directly by Ottley.

(c)           One transaction in the Issuer’s Common Stock was transacted during the sixty-day period prior to the date of this filing:  on August 28, 2013, Ottley purchased 200 shares on the open market for $13.90 per share.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be filed as Exhibits.

A   A written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2013	By:	/s/ Michael B. White
Michael B. White

Ottley Properties, LLC

	By:	/s/ Michael B. White
Dated: September 4, 2013		Michael B. White, Sole Manager

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated as of August 28, 2013 relating to the shares of common stock, no par value per share, of CKX Lands, Inc., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

/s/ Michael B. White
Michael B. White

Ottley Properties, LLC

By:	/s/ Michael B. White
Michael B. White, Sole Manager